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ANNUAL AUDITED REPORT
Received
FORM X-17A-5
PART III
FEB 22 2018

FACING PAGE
WASH, D.C.
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-69497

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Riverstone Capital Services LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue, 19th Floor
                    (No. and Street)

New York   NY   10019
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman   (561) 771-0036
                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981-1070
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

OM RMS

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
            under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
            Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
            Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
            Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
            Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
            Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
            the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ]   Rule 15c3-3 Exemption Report

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

AFFIRMATION

I, Kenneth M. Ryan, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to Riverstone Capital Services LLC as of December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Chief Executive Officer
Title

State of New York
County of New York

Subscribed and sworn
to before me

_____

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)
Index
December 31, 2017



AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Riverstone Capital Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Riverstone Capital Services LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

February 15, 2018

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

1

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)

Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 2,362,328
Commissions receivable	7,715,897
Transaction fees receivable	500,000
Prepaid expenses and other	328,822
Total assets	$ 10,907,047
Liabilities and Member's Equity	
Fundraising fees payable	$ 691,326
Due to Parent	428,950
Accounts payable and accrued expenses	67,550
Total liabilities	1,187,826
Commitments and contingencies (see Note 5)	
Member's equity	9,719,221
Total liabilities and member's equity	$ 10,907,047

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)

Notes to Statement of Financial Condition
Year Ended December 31, 2017

1. Organization and Business

Riverstone Capital Services LLC (the "Company"), a wholly owned subsidiary of Riverstone Equity Partners LP (the "Parent"), is a limited liability company and was formed under the laws of Delaware on April 14, 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts primarily as a broker or dealer selling private placements of securities and performing advisory services for both related entities and third parties. Additionally, the Company acts as an underwriter and investment banker.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers all investments in money market funds to be cash equivalents.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Commissions receivable
Commissions receivable represent receivables from third party funds. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts where collection is considered to be doubtful. The commissions receivable are due in multiple installments over the next two years. At December 31, 2017, management believed no valuation allowance was warranted.

Transaction fees receivable
Transaction fees receivable represent receivables from portfolio companies of related entity funds. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts where collection is considered to be doubtful. At December 31, 2017, management believed no valuation allowance was warranted.

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)

Notes to Statement of Financial Condition
Year Ended December 31, 2017

2. Summary of Significant Accounting Policies

Income taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators.

3. Fair Value Measurements

At December 31, 2017, the carrying amount of the Company's investment in a money market mutual fund of $2,362,328 approximates fair value, and this is included in cash and cash equivalents in the accompanying statement of financial condition.

4. Transactions with Related Parties

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent.

Effective May 11, 2015, the Company entered into an expense sharing agreement with the Parent (the "Expense Sharing Agreement"). The Expense Sharing Agreement stipulates that the Parent will provide to the Company payroll, pension, and employee benefit administrative services for the Company's associated persons and office and administrative services (including occupancy) for the Company to operate its business. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company. These costs have not been recorded on the books of the Company.

The Company provides fundraising services, without charge, to private equity funds whose investment advisor is an affiliate of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Contingencies

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of

See Report of Independent Registered Public Accounting Firm

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)

Notes to Statement of Financial Condition
Year Ended December 31, 2017

5. **Contingencies (continued)**

these provisions against the Company. Management believes that the likelihood of such an event is remote.

6. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,127,255, which exceeded the required net capital of $100,000 by $1,027,255. The Company's ratio of aggregate indebtedness to net capital was .105:1.

The Company does not hold customers' cash or securities and, therefore, the requirements of SEC Rule 15c3-3 under the Securities Exchange Act of 1934 have no impact on the Company.

7. **Subsequent events**

The Company has evaluated subsequent events through the date the financial statements were available to be issued and determine that no additional disclosure is required.

Riverstone Capital Services LLC

(A wholly owned subsidiary of Riverstone Equity Partners LP)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017